

DIVISION OF
CORPORATION FINANCE

via facsimile and U.S. mail
Mr. Myron Goldstein
Principal Financial Officer
American International Ventures, Inc.
4058 Histead Way
Evergreen, Colorado 80439

June 6, 2007

Re: **American International Ventures, Inc.**
Form 10-KSB for the fiscal year ended May 31, 2006
File No. 0-30368

Dear Mr. Goldstein:

We have completed our review of American International Ventures Inc.'s 2006 Form 10-KSB and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief